UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Shake Shack Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
819047 101
(CUSIP Number)

ACG SHACK LLC
c/o Alliance Consumer Growth LLC
655 Madison Avenue
20th Floor
New York, NY 10065
(212) 940-9630
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 30, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819047 101                Schedule 13D/A

1	Names of Reporting Persons.
ACG SHACK LLC
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑
3	SEC Use Only

4	Source of Funds

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0
	8	Shared Voting Power
0
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Securities
☐
13	Percent of Class Represented by Amount in Row (11)
0%
14	Type of Reporting Person
OO (limited liability company)

Note: All share numbers on these cover pages presented on an as-converted basis.

CUSIP No. 819047 101                Schedule 13D/A

Preliminary Note
This Amendment No. 6, dated March 30, 2016 (this “Amendment No. 6”), supplements and amends the Schedule 13D filed on March 15, 2015 (as amended and supplemented to date, the “Schedule 13D”) relating to shares of Class A common stock, $0.001 par value per share (the “A-Common”), of Shake Shack Inc. (the “Issuer”). Capitalized terms used in this Amendment No. 6 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.        Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by replacing the last paragraph of Item 4 with the following text.

Pursuant to the Registration Statement, on November 27, 2015, December 7, 2015, March 8, 2016 and March 22, 2016,  the Reporting Person redeemed 250,000 LLC Interests and surrendered 250,000 shares of B-Common in exchange for 250,000 shares of A-Common (except that on March 22, 2016, 218,590 LLC interests were redeemed instead of 250,000) for a total of 968,590 A-Common. Subsequent to and preceding the aforementioned redemptions, the Reporting Person executed the transactions set forth in Item 5(c).

CUSIP No. 819047 101                Schedule 13D/A

Item 5.        Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety by inserting the following information:

(a) – (b)

As of the date hereof, the Reporting Person beneficially owns the number and percentage of shares of Common Stock issued and outstanding listed opposite its name, assuming the full redemption of LLC Interests in exchange for A-Common and a corresponding reduction in the number of B-Common.

Reporting Person	Amount beneficially owned	Percent of class (1)	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
ACG SHACK LLC	0	0%	0	0	0	0

(1)	Based on 36,250,000 shares of A-Common issued and outstanding on an as-converted basis as of November 12, 2015

(c)	The following table sets forth all transactions with respect to shares of A-Common effected during the past 60 days by the Reporting Person.

Reporting Person	Date of Transaction	Number of Shares Disposed (D) or Acquired (A)	Price Per Share
ACG SHACK LLC	03/15/2016	50,000 (D)	$34.08
ACG SHACK LLC	03/16/2016	50,000 (D)	$33.62
ACG SHACK LLC	03/17/2016	50,000 (D)	$33.79
ACG SHACK LLC	03/18/2016	50,000 (D)	$34.90
ACG SHACK LLC	03/21/2016	50,000 (D)	$34.14
ACG SHACK LLC	03/22/2016	218,590 (A)	(1)
ACG SHACK LLC	03/22/2016	50,000 (D)	$33.72
ACG SHACK LLC	03/23/2016	50,000 (D)	$33.1
ACG SHACK LLC	03/24/2016	50,000 (D)	$32.48
ACG SHACK LLC	03/28/2016	50,000 (D)	$32.83
ACG SHACK LLC	03/29/2016	50,000 (D)	$33.11
ACG SHACK LLC	03/30/2016	18,590 (D)	$35.71

Footnote (1): Shares obtained upon redemption of common membership interests in SSE Holdings. LLC (the “LLC interests”) for an equal number of shares of the Issuer’s Class B Common Stock, which are convertible into an equal number of the Issuer’s Class A Common Stock. Pursuant to the Amended and Restated Certificate of Incorporation of the issuer, the shares of the Issuer’s Class B Common Stock are cancelled for no consideration on a one-for-one basis upon redemption of the LLC interests for shares of Class A Common Stock. The LLC Interests are redeemable for an equal number of shares of the issuer’s Class B Common Stock or, at the election of the issuer, cash equal to the volume-weighted average market price of such shares. The LLC Interests have no expiration date.

(d)	None

(e)	Not applicable.

CUSIP No. 819047 101                Schedule 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2016	By:	/s/ Joshua N. Goldin
Joshua N. Goldin, Managing Member